SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Files Registration Statements for Global Share and Convertible Bond Offerings

São Paulo, May 17, 2006 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, announced that it has filed a registration statement with the Securities and Exchange Commission (SEC) for a proposed primary offering by GOL of 2,500,000 of GOL’s preferred shares and a proposed secondary offering by the ASAS Investment Fund, a fund of GOL’s controlling shareholders, of 10,000,000 preferred shares. The preferred shares will be offered in the form of American depositary shares, or ADSs, in an international offering and in the form of preferred shares in a concurrent Brazilian offering that will be registered with the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários). GOL and the selling shareholder will also grant the international and Brazilian underwriters an option to purchase up to an additional 1,875,000 preferred shares to cover over-allotments, if any.

GOL also today filed a registration statement with the SEC for a proposed international offering of convertible notes due 2026 and a registration statement with the CVM for a proposed Brazilian offering of convertible debentures due 2026. The total amount of these offerings will be approximately US$100 million. The offerings will be registered with the SEC and the CVM. GOL also expects to grant the underwriters an option to purchase up to an additional US$15 million principal amount of convertible notes and debentures to cover over-allotments, if any.

GOL intends to use the net proceeds from the global share and convertible bond offerings to finance the acquisition of aircraft, equipment and materials.

The international offerings will be led by Morgan Stanley as bookrunning manager. The Brazilian offerings will be led by Banco Morgan Stanley Dean Witter S.A. and Banco Santander Brasil S.A, as joint-bookrunners. Morgan Stanley will be the global coordinator of the proposed offerings.

Registration statements relating to these securities have been filed with the Securities and Exchange Commission but have not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statements become effective. This announcement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

When available, copies of the preliminary prospectus may be obtained from Morgan Stanley & Co. Incorporated 180 Varick Street, New York, NY 10014 or at prospectus@morganstanley.com.

CONTACT: Gol Linhas Aéreas Inteligentes S.A.
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2006

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.